Exhibit 99.1

Borr Drilling Limited Announces Second Quarter and Six Months 2022 Preliminary Results

Hamilton, Bermuda, August 9, 2022: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three and six months ended June 30, 2022.

Highlights Second Quarter of 2022

•	Total operating revenues of $105.3 million, an increase of $23.3 million or 28% compared to the first quarter of 2022

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Net loss of $165.3 million, an increase in loss of $114.0 million compared to the first quarter of 2022, mainly attributable to an impairment loss in Q2 2022 of $124.4 million due to an LOI entered into in June for the sale of three newbuild rigs, resulting in a decrease in net loss quarter on quarter of $10.4 million when excluding impairment

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Cash and cash equivalents of $29.7 million at the end of the second quarter of 2022, a decrease of $20.5 million from the end of the first quarter of 2022 of which $15.9 million was used on rig activations

•	Adjusted EBITDA of $37.0 million, an increase of $15.6 million or 73% compared to the first quarter of 2022

•	Raised net proceeds of $3.6 million under the At-The-Market (“ATM”) program during the quarter

•	Entered into a letter of intent (“LOI”) to sell three newbuild rigs we have ordered from Keppel FELS Shipyard

Subsequent events

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Year to date in 2022, we have been awarded fourteen new contracts, extensions, exercised options and letters of awards (“LOAs”) representing 5,610 days, or 15.4 years, and $650.2 million of potential revenue (including mobilization revenues but excluding options).

•	Reached agreements in principle with all secured creditors to defer all secured debt to 2025 subject to raising equity and the boards’ and credit committees’ approvals and final documentation.

CEO, Patrick Schorn commented:

“Second quarter performance clearly demonstrates the compounding impact of improving day rates combined with incremental activity, resulting in a top-line increase of 28% with an EBITDA fall through of 73%, while still being in the early stages of this upcycle. Our operational team has remained very focused on bringing out additional rigs to meet our customers’ requirements. We are on track to have all 23 rigs contracted by year-end and currently the day rates are increasing faster than previously anticipated. We have been working closely with our customers to ensure we provide them with the necessary assurances regarding equipment availability as many of them are valuing this over a lower day rate with operational uncertainties.

Utilization of the modern jack-up fleet (rigs built after 2000) has now surpassed 92%, representing an increase of 10 percentage points year to date, and day rates are increasing meaningfully as evidenced by our recent awards and extensions in Africa and Asia. We expect modern rig utilization to soon reach 95% as certain ongoing tenders are being awarded. With the tight availability of marketed rigs, a limited number of new builds left at shipyards, and opportunities to deploy additional rigs presenting themselves on a weekly basis, we reiterate our belief that demand for modern jack-ups is expected to outstrip supply in the coming quarters. We are confident that the current commodities’ price levels in combination with the structurally under supplied oil and gas market, is the right foundation for a long-term and strong bull market for modern jack-up rigs.

Refinancing the company’s capital structure has reached the final phase and we expect to be concluding this shortly. This important milestone will provide us with a sustainable financing cost, which when combined with opex, activation capex and amortization, will be in the range of approximately $90-95K per day per rig in total cash cost.  This represents a cost level well below the leading day rates in contracts being awarded presently. Based on the market outlook for our available rigs, already contracted revenue, and operating costs, we anticipate generating $290-330 million Adjusted EBITDA in 2023, with an early estimate to double this number again in 2024. Our industry has shown an incredible ability to rebound from an extended downturn. We are now putting the recent challenging periods behind us and entering into a phase which will provide shareholders with the returns they expect, while we maintain our focus on providing customers with assets that are performing safely and with operational excellence.”